UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50986 |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Thomas Capital Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3312 Rosedale St. NW, Suite 203B
(No. and Street)

| Gig Harbor | WA | 98335 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Stephen Myott | (253) 777-4477 | sjmyott@thomascapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA, INC.
(Name – if individual, state last, first, and middle name)

| 1999 AVENUE OF THE STARS, SUITE 1100 | CENTURY CITY | CA | 90067 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 9/15/2020 | 6567 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Stephen Myott, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thomas Capital Group, Inc., as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AUBREY JENSON SWOFFORD
Notary Public
State of South Carolina
My Commission Expires Feb 13, 2027

Signature: ______________________

Title: Managing Director

______________________
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Thomas Capital Group, Inc.

**Report on Audit of Financial Statements and Supplementary Information**

**As of and for the Year Ended March 31, 2023**

**Contents**
As of and for the Year Ended March 31, 2023

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Thomas Capital Group, Inc.:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Thomas Capital Group, Inc. (the "Company") as of March 31, 2023, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

*DCPA*

DCPA

We have served as the Company's auditor since 2022.
Century City, California
April 27, 2023

## Thomas Capital Group, Inc.

Statement of Financial Condition
March 31, 2023

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 180,332 |
| Accounts receivable | 841,000 |
| Client reimbursement receivables | 28,108 |
| Prepaid expenses | 22,492 |
| Employee loans | 24,722 |
| Marketable securities, at fair market value | 10,190 |
| Investments in private investment funds, at estimated fair value | 44,844 |
| Investment in private equity securities, at estimated fair value | 170,805 |
| Right of use asset | 41,842 |
| **TOTAL ASSETS** | $ 1,364,335 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| **LIABILITIES:** | |
| Accounts payable and accrued expenses | $ 33,083 |
| Lease liability | 41,842 |
| **TOTAL LIABILITIES** | 74,925 |
| **STOCKHOLDERS' EQUITY** | |
| Common stock, no par value, 200,000 shares authorized, 99,069 issued, and outstanding | 2,846,294 |
| Accumulated deficit | (1,556,884) |
| **TOTAL STOCKHOLDERS' EQUITY** | 1,289,410 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 1,364,335 |

The accompanying notes are an integral part of these financial statements

**Thomas Capital Group, Inc.**

Statement of Income
For the Year Ended March 31, 2023

| | |
|---|---|
| **REVENUES:** | |
| Investment banking | $ 1,245,900 |
| Net loss on investments | (6,376) |
| Rental income | 500 |
| Dividend income | 17 |
| Total revenues | 1,240,041 |
| **EXPENSES:** | |
| Employee compensation and benefits | 711,885 |
| Travel and entertainment | 51,778 |
| Professional fees | 192,282 |
| Dues and subscriptions | 53,316 |
| Occupancy and equipment | 37,422 |
| Communications | 20,341 |
| Regulatory fees and expenses | 9,003 |
| Other expenses | 74,497 |
| Total expenses | 1,150,524 |
| **NET INCOME** | $ 89,517 |

The accompanying notes are an integral part of these financial statements

**Thomas Capital Group, Inc.**

Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2023

| | Shares | Common Stock | Accumulated Deficit | Stockholders' Equity |
|---|---|---|---|---|
| Balance at March 31, 2022 | 99,870 | $ 2,868,842 | $ (1,646,401) | $ 1,222,441 |
| Retirement of common stock | (801) | (22,548) | | (22,548) |
| Net income | | - | 89,517 | 89,517 |
| Balance at March 31, 2023 | 99,069 | $ 2,846,294 | $ (1,556,884) | $ 1,289,410 |

The accompanying notes are an integral part of these financial statements

## Thomas Capital Group, Inc.

Statement of Cash Flows
For the Year Ended March 31, 2023

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Net income | $ 89,517 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Unrealized gain | (63) |
| Amortization of right of use asset | 50,769 |
| Changes in operating assets and liabilities | |
| Increase in accounts receivable | (172,625) |
| Decrease in prepaid expenses | 2,759 |
| Increase in client reimbursement receivables | (24,687) |
| Decrease in accounts payable and accrued expenses | (93,716) |
| Decrease in lease liability | (50,769) |
| Net cash used by operating activities | (198,815) |
| **INVESTING ACTIVITIES:** | |
| Sale of investments | 16,600 |
| Purchase of marketable securities | (10,000) |
| Net cash provided by investing activities | 6,600 |
| **FINANCING ACTIVITIES:** | |
| Retirement of common stock | (22,548) |
| Net cash used by financing activities | (22,548) |
| **NET DECREASE IN CASH** | (214,763) |
| **CASH AT BEGINNING OF YEAR** | 395,095 |
| **CASH AT END OF YEAR** | $ 180,332 |

Supplemental disclosure of cash flow information:

Cash paid during the year for:

| | |
|---|---|
| Interest | $ - |
| Income taxes | $ - |

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
March 31, 2023

**Note 1 - Description of Operations and Summary of Significant Accounting Policies**

**Operations** - Pursuant to a plan of reorganization effective January 2, 2008, Thomas Capital Group, Inc. (the "Company"), a Washington Subchapter S Corporation, is the successor organization to Thomas Capital Group, LLC. Thomas Capital Group, Inc. assumed all of the assets and liabilities of Thomas Capital Group, LLC, and no changes in ownership and/or control occurred. The Company continues the business of the registered predecessor broker-dealer as a private equity placement agent focused on raising capital for private equity funds and alternative investment products from institutional investors. It is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary source of revenue is contractual retainer and placement fees.

**Revenue Recognition** - Investment banking fees consist of retainer fees and placement fees. Retainer fees earned during the year amounted to $177,500, while placement fees were $1,055,900.

The Company earns retainer fees from providing financial consulting services in accordance with placement or other contractual agreements. Generally, these retainer fees are billed on a periodic basis representing the engagement services performed and are nonrefundable. Revenue is recognized in the period billed, upon the performance of the Company's related obligations.

The Company earns placement fees as an agent for client offerings. The Company recognizes placement fees revenue upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement.

In all cases, revenue recognition is subject to collection being probable. Reimbursable out-of-pocket expenses are recorded as incurred. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the event that client engagements are terminated for other reasons. In certain cases, the retainer fee is fully or partially credited against the success fee. As of March 31, 2023, the Company does not have any open contract balances.

**Cash and cash equivalents** - The Company may hold cash in financial institutions that exceeds the Federal Deposit Insurance Corporation (FDIC) insurable limit. The Company mitigates this credit risk by only using highly qualified financial institutions.

Accounts Receivable - The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The evaluation of credit impairment requires immediate recognition of estimated credit losses expected to occur. The estimate of expected credit losses is based on relevant information about past events, current economic conditions, and reasonable forecasts of future economic conditions that affect the ability to collect the receivable. Based on this assessment, no allowance for doubtful accounts was deemed necessary at March 31, 2023.

**Private Investment Funds** - Investments in Private Investment Funds are valued at fair value as determined by the Company's management. The estimated value does not necessarily represent the amount that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

**Private Equity Securities** - Investments in private equity securities received in lieu of cash is valued at fair value as determined by the Company's management. The estimated value does not necessarily represent the amount that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Notes to Financial Statements
March 31, 2023

**Marketable Securities** - U.S. government and equity securities held for investment purposes are carried at market value as determined by the closing price at the reporting date.

**Taxes** - The Company has elected to be a Subchapter S Corporation for income tax purposes, and its net income or loss is included in the personal tax returns of the shareholders.

Taxes assessed by governmental authorities on revenue-producing transactions are recorded on a gross basis and are included in taxes and licenses expense on the accompanying statement of income.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2023, the IRS has not proposed any adjustment to the Company's tax position.

**Use of Estimates** - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Note 2 - Investments in Private Investment Funds, at estimated fair value**

Private Investment Funds - The Company is invested in 1 nonpublic investment fund with restricted marketability. No quoted market exists for these investments. After initial recognition, in determining the fair market value of the non-exchange-traded externally managed private investment funds, the Company generally considers the Net Asset Value (NAV) of the fund provided by the fund manager to be the best estimate of the fair value and is classified as Level 3 of the fair value hierarchy (Note 4). Management believes this valuation methodology most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. Net investment loss on private investment funds is $6,376 for the fiscal year ended March 31, 2023, and is included in net loss on investments on accompanying Statement of Income.

**Note 3 - Investments in Private Equity Securities, at estimated fair value**

As discussed in Note 1, investments in private equity securities are recorded at fair value as determined by the Company's management. After initial recognition, in determining the fair market value of the private equity securities, the Company generally considers the quoted price in the latest stock purchase agreement to be the best estimate of the fair value. As of March 31, 2023, fair market value for this investment is $170,805 and is classified in Level 3 of the fair value hierarchy (See Note 4). The estimated value does not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot readily be determined.

**Note 4 - Fair Value Measurement**

On January 1, 2009, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2023.

| **Assets** | Fair Value | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Marketable securities | $ 10,190 | $ 10,190 | $ - | $ - |
| Investments in private investment funds | $ 44,844 | $ - | $ - | $ 44,844 |
| Investments in private equity securities | $ 170,805 | $ - | $ - | $ 170,805 |
| Total | $ 225,839 | $ 10,190 | $ - | $ 215,649 |

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended March 31, 2023:

| | |
|---|---|
| **Balance as of March 31, 2022** | **$232,249** |
| Change in gain (loss) | (16,600) |
| **Balance as of March 31, 2023** | **$215,649** |

**Note 5 - Related Party Transactions**

The Company had a lease agreement with TGH Realty, a related party through common ownership, whereby the related party provides office space for the Company. For the year ended March 31, 2023, the Company incurred $6,206 in rent expense under this lease, included in Rent on the Statement of Income. The building was sold in May and the Company began leasing space from non-related parties. The lease is not subject to the provisions of ASC 842, Leases.

The Company also has lease agreements with two of its stockholders, whereby the stockholders provide home office space for the Company. For the year ended March 31, 2023, the Company incurred $12,000 in rent expense under these leases, included in Rent on the Statement of Income. These home office leases are not subject to the provisions of ASC 842, Leases.

During the year ended March 31, 2019, the Company purchased an unsecured promissory note (the "Note") from its majority stockholder. The Note was purchased at its face amount of $18,500 plus accrued interest of $2,629 for a total of $21,129.

This Note has an $18,500 principal balance accruing interest at 5.5% with a maturity date of February 18, 2021. At March 31, 2023, the Company had accrued $6,222 of interest income under this defaulted note from a former employee and is owed $24,722 inclusive of interest.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

**Note 6 - Retirement Plan**

The Company has a qualified Retirement Plan (the "Plan"). The Company 401K contributions are discretionary and are determined each year by the Company. The contributions are 100% vested at all times. The Company paid contributions of $15,159 for the year ended March 31, 2023.

**Note 7 - Leases**

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease is scheduled to expire on August 31, 2023.

The components of lease cost for the year ended March 31, 2023 are as follows:

| | |
|---|---|
| Operating lease costs | $ 41,842 |
| Short-term lease costs | - |
| Total lease costs | $ 41,842 |

The Company earned sub-lease income of $500 for the year ended March 31, 2023.

Amounts reported in the Statement of Financial Condition as of March 31, 2023 are as follows:

Operating leases:

| | |
|---|---|
| Right-of-use asset | $41,842 |
| Lease liability | $41,842 |

Maturities of lease liability under the non-cancelable operating lease as of March 31, 2023:

| | |
|---|---|
| 2023 | $ 40,084 |
| Total lease liability | $ 40,084 |

**Note 8 - Major Clients**

For the fiscal year ended March 31, 2023, six customers accounted for 100% of the Company's total revenues and one of those customers accounted for 94% of the accounts receivable balance.

**Note 9 - Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On March 31, 2023, the Company had net capital of $157,411, which was $152,411 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 21%.

**Note 10 - Redemption of Common Stock**

In a prior year, the Company had resolved to purchase the 11,900 shares of one of its managing directors. The purchase will occur over an indeterminate amount of time at the discretion of management and as net capital permits. The shares will be cancelled upon purchase. The remaining stockholder's equity ownership percentages will adjust proportionally as the shares are purchased and cancelled. The stockholder will continue fulfilling his duties as a managing director indefinitely.

During the year ended March 31, 2023, the Company repurchased 801 shares for $22,548. As of March 31, 2023, 4,505 shares remain to be purchased and the Company has no fixed or determinable dates for the purchase of these shares.

**Note 11 - Guarantees**

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications.

**Note 12 - Subsequent Events**

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. As a result of this review, the Company reported no events that would require disclosure or have a material impact on the financial statements.

**Note 13 -Commitments and Contingencies**

In the normal course of business, the Company has possible exposure or may be a defendant in legal actions, claims and disputes arising out of its activities as a registered broker-dealer. While predicting the resolution of such matters is inherently difficult, the Company believes that there are no other actions or possible actions that would have a material impact on the financial statements.

**Thomas Capital Group, Inc.**

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2023

**COMPUTATION OF NET CAPITAL**

| | |
|---|---|
| **Stockholders' Capital** | $ 1,289,410 |
| **DEDUCTIONS** | |
| Accounts receivable | 841,000 |
| Client reimbursement receivables | 28,108 |
| Prepaid expenses | 22,492 |
| Employee loans | 24,722 |
| Investments in private investment funds, at estimated fair value | 44,844 |
| Investments in private equity securities, at estimated fair value | 170,805 |
| Haircuts on securities | 29 |
| | 1,132,000 |
| Net Capital | $ 157,410 |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 152,410 |

**COMPUTATION OF AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| Total liabilities and aggregate indebtedness | $ 33,083 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | |
|---|---|
| Minimum net capital required | $ 5,000 |
| Percentage of aggregrate indebtedness to net capital | 21% |

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17a-5, Part IIA report, as of March 31, 2023.

Schedule II
Computation for Determination of Reserve Requirement Pursuant to SEC Rule 15c3-3
March 31, 2023

The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Schedule III
Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
March 31, 2023

The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

**Thomas Capital Group, Inc.**
**Report on Exemption Provisions**
**Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Year Ended March 31, 2023**

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Thomas Capital Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Thomas Capital Group, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Thomas Capital Group, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended March 31, 2023. Thomas Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thomas Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
April 27, 2023

**Thomas Capital Group, Inc.**
**Exemption Report**
**For the Year Ended March 31, 2023**

Thomas Capital Group, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Thomas Capital Group, Inc.

I, Stephen J. Myott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Stephen Myott
Title: Managing Director